CHINA CABLE AND COMMUNICATION INC.
                            22 Bei Xin Cun Hou Street
                          Xiang Shan, Haidian District
                 Beijing 100093, the People's Republic of China
                             Tel: (86) 10-8259-9426
                             Fax: (86) 10-8259-9425

                                December 14, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington DC, 20549
Attn: Bob Carroll
      Carlos Pacho

      Re:   China Cable and Communication, Inc.
            Form 10-KSB for Fiscal Year Ended December 31, 2004
            Filed May 16, 2005
            File No. 002-98997-NY

Messrs. Carroll and Pacho:

      On behalf of China Cable and Communication, Inc. (the "Company"), we enclose a marked draft of the Company's proposed Amendment No. 1 to Form 10-QSB for the quarterly period ended March 31, 2005 (the "Amended Quarterly Report"). The Amended Quarterly Report contains revisions that have been made in response to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated October 11, 2005. Set forth below are the Company's responses to the Staff's comments. We have reproduced the Staff's comments and have followed each comment with our response. A marked copy of the Amended Quarterly Report is being provided supplementally with a copy of this letter for the convenience of the Staff.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Basis of Consolidation, page F-9

1.    We note your  response  to our prior  comment # 2. We also note under Item
      7.3 of your Joint Venture Agreement that a number of resolutions must be passed unanimously by the board of directors. Please refer to Item 7.3 and tell us why you believe that resolution numbers 3,4,5 and 7 should be considered protective rights under EITF 96-16.

      RESPONSE:

      Under the Joint Venture Agreement, resolution numbers 3, 4, 5, and 7 are related to the protection of the minority shareholder's right on distribution  of  registered  capital;  the sale  and/or  transfer  of the interest of the majority shareholder to others, not the minority shareholder's interest; the use of the majority interests as collateral which will ultimately affect the minority interests; and the use of the Company's assets as collateral without informing the minority shareholder, respectively. All of these rights are only protective in nature and not participating in nature. These rights are normally provided to the minority shareholder.

2. We note that as a result of the amendment of the Joint Venture Agreement in 2003 you now can appoint 5 out of the 9 members of the board of directors. However, we also note in Chapter 8 of the Joint Venture Agreement that the Joint Venture should establish a joint managerial institution to be responsible for its daily operation and management. We also note that a General Manager proposed by Party A shall be in charge of the joint managerial institution. Since Party A is in charge of the Joint Venture's daily operations, it is unclear to us how you concluded that you should control the Joint Venture. Please revise or advise in detail.

      RESPONSE:

      The Joint Venture Agreement states that the highest authority of the Joint Venture is the Board of Directors in which the Company controls the majority. For the daily operations, the Board of Directors formulates the policies and delegates the execution rights to the joint managerial institution. Although Party A proposes and appoints the General Manager who is the head of the joint managerial institution, the joint managerial institution only has the power to execute the policies set by the Board of Directors on managing the daily operations of the Joint Venture. Accordingly, we consider that only the Board of Directors is allowed to make decisions in the ordinary course of business. The joint managerial institution can only carry out the decisions made by the Board of Directors. Thus, we control the Joint Venture because we control the Board of Directors of the Joint Venture.

Form 10-QSB for Fiscal Quarter Ended March 31, 2005

Consolidated Statement of Operations and Comprehensive Income, page 4

3. It is unclear to us why you did not classify your provision for bad debts below your loss from operations. Please revise or advise.

      RESPONSE:

      We will revise our Form-10QSB for Fiscal Quarter Ended March 31, 2005 by reclassifying the provision for bad debts below the loss from operations.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (86) 10-8259-9426 , or by facsimile at (86) 10-8259-9425.

                                    Very truly yours,

                                    CHINA CABLE AND COMMUNICATION, INC.


                                 By: /s/ Da-xiang Zhang
                                    --------------------------
                                    Da-xiang Zhang
                                    Director

Enclosures

                                                                       Exhibit A

                             COMPANY ACKNOWLEDGMENT

In connection with responding to the Commission's comment letter dated October 11, 2005, China Cable and Communication, Inc. (the "Company") acknowledges that:

      1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      2. staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CHINA CABLE AND COMMUNICATION, INC.



By: /s/ Da-xiang Zhang
    ------------------------------
    Da-xiang Zhang
    Director
    China Cable and Communication, Inc.